Exhibit 99.1
FOR IMMEDIATE RELEASE
Contact:     Sridhar Ramasubbu
Wipro Limited
650-316-3537
Results for the year ended March 31, 2006 under US GAAP
WIPRO RECORDS 28%GROWTH IN NET INCOME
Bangalore, India and Mountain View, California — April 19, 2006 — Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its fourth fiscal quarter and year ended March 31, 2006.
Highlights
Results for the year ended March 31, 2006
➢	Net Income was Rs. 20.27 billion ($456 million1), representing an increase of 28% over last year.

➢	Total Revenue was Rs. 106.11 billion ($2.39 billion1), representing an increase of 30% over last year.

➢	Global IT Services & Products Revenue was Rs.80.51 billion ($1.81 billion1), representing an increase of 33% over last year.

➢	Global IT Services & Products Earnings Before Interest and Tax (EBIT) was Rs. 19.41 billion ($436 million1), representing an increase of 23% over last year.

➢	Cash generated from continuing operations was Rs. 20 billion ($450 million1).

➢	Our Board of Directors also recommends a cash dividend payable to the holders of our equity shares and American Depository Shares (ADS) of Rs. 5 per share/ADS, subject to shareholder approval at our Annual General Meeting scheduled to occur in July 2006.
Results for the quarter ended March 31, 2006
➢	Net Income was Rs. 5.97 billion ($134 million1), representing an increase of 34% over the same period last year.

➢	Total Revenue was Rs. 30.54 billion ($687 million1), representing an increase of 33% over the same period last year.

➢	Global IT Services & Products Revenue was Rs.23.10 billion ($519 million1), representing an increase of 39% over the same period last year.

➢	Technology Business in Global IT Services & Products segment crossed landmark of $500 million annual Revenues

➢	Global IT Services & Products Earnings Before Interest and Tax (EBIT) was Rs. 5.66 billion ($127 million1), representing an increase of 30% over the same period last year

➢	Global IT Services & Products added 42 new clients during the quarter.
Outlook for the Quarter ending June 30, 2006
Azim Premji, Chairman of Wipro, commenting on the results said “We look back at our performance in 2005-06 with immense satisfaction. It was a year in which we crossed several landmarks — including Rs. 100 billion in Total Revenues, $2 billion mark in IT businesses Revenues, Rs. 5 billion of quarterly profits, team size of 50,000 and 5% Revenue contribution from Innovation Initiatives. With all Wipro businesses delivering industry-leading growth rates, we were able to post record Revenue and Profit growth. The IT Services industry is evolving from an era of routine Service Provisioning to one of Innovative Knowledge creation. The strategic initiatives we propose to undertake as part of our plan over the next few years

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on March 31, 2006, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which is $1=Rs.44.48. However, the realized exchange rate in our Global IT Services & Products segment for the quarter ended March 31, 2006 is $1=Rs. 45.10 position us well to lead this evolution. Given the exciting prospects in all our business segments and combined with our growth-oriented strategic road -map, we look forward to 2006-07 and beyond with excitement and enthusiasm. Looking ahead, for the quarter ending June 2006, we expect our Revenue from our Global IT services business to be approximately $533 million.”
Suresh Senapaty, Chief Financial Officer, said “During the quarter ended March 2006, we continued to see broad-based Revenue growth with our differentiated Services — Testing and Technology Infrastructure Services — continuing to deliver significantly higher growth rates. On margin front, improved price realizations, higher utilization, increased proportion of Offshore projects and continued improvements in BPO profitability helped in significantly offsetting the acquisition related pressure on profitability and compensation revision for our Onsite staff and led to Operating Margin expansion sequentially”.
Wipro Limited
Total Revenues for the year ended March 31, 2006, were Rs. 106.11 billion ($2.39 billion1), representing an increase of 30% over last year. Net Income for the year ended March 31, 2006 was Rs. 20.27 billion ($456 million1), representing an increase of 28% over last year. Earnings per share was Rs. 14.41 ($0.321) for the year ended March 31, 2006, representing an increase of 27% over our Earnings Per Share of Rs. 11.38 for last year (as adjusted for stock divided paid in August 2005).
Total Revenues for the quarter ended March 31, 2006 were Rs.30.54 billion ($687 million1), representing an increase of 33% over the same period last year. Net Income for the quarter ended March 31, 2006 was Rs. 5.97 billion ($134 million1), representing an increase of 34% over the same period last year. Earnings Per Share was Rs. 4.22 ($0.11) for the quarter ended March 31, 2006, representing an increase of 32% over our Earnings Per Share of Rs.3.20 for the same period last year (as adjusted for stock divided paid in August 2005).
Global IT Services and Products (76% of Revenues and 88% of Operating Income for year ended March 31, 2006)
Our Global IT Services and Products business segment recorded Revenues of Rs. 80.51 billion2 ($1.81 billion1) for the year ended March 31, 2006, representing an increase of 33% over last year. EBIT was Rs.19.41 billion ($ 436 million1) for the year ended March 31, 2006, representing an increase of 23% over last year. Operating Income to Revenue for the year ended March 31, 2006 was 24.1%, representing a decrease of approximately 200 basis points from last year. This decrease was primarily due to lower utilization of employees, increase in compensation costs and lower realizations for the work performed onsite. Return on Capital Employed (ROCE) for the year ended March 31, 2006 was 55% compared to 60% for last year.
We had 53,742 employees as of March 31, 2006, which includes 37,655 employees in our IT Services business and 16,087 employees in our BPO business. This represents a net addition of 11,885 people comprised of 11,471 in our IT Services business and 414 people in our BPO business for the year.
During the quarter, we added 42 new customers. This includes 17 customers in our Technology business, 23 in Enterprise business and 2 in our BPO business. Wipro was named as the only Indian Tier I vendor by General Motors. Other wins include a leading provider of products and services supporting the health care industry and a large multi-million dollar contract from a global Telecom major for setting up and running their next generation CDMA lab. We also won a large field testing contract from a leading Telecom equipment company.

[2]	Global IT Services & Products segment Revenues were Rs. 80.66 billion for the year ended March 31, 2006 under the Indian GAAP. The difference of Rs. 146 million ($ 3.3 million1) is primarily attributable to difference in accounting standards for forward contracts under Indian GAAP and US GAAP.

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on March 31, 2006, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which is $1=Rs.44.48. However, the realized exchange rate in our Global IT Services & Products segment for the quarter ended March 31, 2006 is $1=Rs. 45.10

The financial year 2005-06 has seen our Global IT Services’ Product Engineering Services (PES) group reinforce its position as the world’s largest independent R&D service provider with annual Revenues crossing half a Billion dollars in the fourth quarter. Including acquisitions, the group registered 9.2% sequential growth in Revenues and 34% YoY growth. The PES group is 13,500+ engineers strong, and provides engineering services to companies across domains like Telecom, Computing Systems, Storage, Semiconductor, Automotive Electronics, Consumer Electronics, Industrial Automation, Avionics, Software Products and Medical Devices. The PES group has filed 58 invention disclosures on behalf of customers this year and some key wins this quarter have come as a result of licensing of its IPs in the Bluetooth and 1394 space.
India and Asia-Pac IT Services and Products (16% of Revenue and 6% of Operating Income for year ended March 31, 2006)
Our India and Asia-Pac Services and Products business segment (Wipro Infotech) recorded Revenue of Rs. 16.47 billion ($370 million1) for the year ended March 31, 2006, representing an increase of 23% over last year. EBIT for the year ended March 31, 2006 was Rs. 1.4 billion ($32 million1), representing an increase of 45% over last year.
Operating Margin for the year ended March 31, 2006 was 8.5%, representing an increase of approximately 130 basis points over last year. ROCE for the year ended March 31, 2006 was 69% compared to 52% for last year.
Consumer Care & Lighting (5% of Revenue and 4% of Operating Income for year ended March 31, 2006)
Our Consumer Care & Lighting business segment recorded Revenue of Rs. 5.6 billion ($126 million1) for the year ended March 31, 2006, representing an increase of 23% over Revenue of Rs. 4.56 billion for last year. EBIT was Rs. 798 million ($18 million1) for the year ended March 31, 2006, representing an increase of 19% over EBIT of Rs.671 million for last year. ROCE for the year ended March 31, 2006 was 71% compared to 86% for last year.
Our results for the year ended March 31, 2006, computed under Indian GAAP and US GAAP, along with our individual business segment reports, are available in the Investor Relations section of our website at www.wipro.com.
Quarterly Conference Calls
Wipro will hold conference calls today at 11:45 A.M. Indian Standard Time (2:15 A.M. US Eastern Time) and at 7:00 P.M. Indian Standard Time (9:30 A.M. US Eastern Time) to discuss the company’s performance for the quarter and answer questions sent to email ID:: Sridhar.ramasubbu@wipro.com An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com shortly after the live broadcast.
About Wipro Limited
We are the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. We provide comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally.
In the Indian market, we are a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. In the Asia Pacific and Middle East markets, we provide IT solutions and services for global corporations. We also have a profitable presence in niche market segments of consumer products and lighting.

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on March 31, 2006, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York which is $1=Rs.44.48. However, the realized exchange rate in our Global IT Services & Products segment for the quarter ended March 31, 2006 is $1=Rs. 45.10

Our ADSs are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com and www.wiprocorporate.com
Forward-looking and Cautionary Statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings and revenue, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
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(Tables to follow)

WIPRO LIMITED & SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	Three months ended March 31					Year ended March 31
	2005		2006		2006	2005		2006		2006
					Convenience					Convenience
					translation into US$					translation into US$
	(unaudited)		(unaudited)		(unaudited)			(unaudited)		(unaudited)
Revenues :
Global IT Services and Products
IT Services	Rs.	14,802	Rs.	20,813	$468	Rs.	54,280	Rs.	73,062	$1,643
BPO Services		1,669		2,079	47		6,433		7,664	172
India and AsiaPac IT Services and Products
Services		1,423		1,762	40		4,709		6,097	137
Products		3,087		3,535	79		8,694		10,380	233
Consumer Care and Lighting		1,188		1,483	33		4,555		5,625	126
Others		789		870	20		2,682		3,279	74

Total		22,958		30,542	687		81,353		106,107	2,385

Cost of Revenues:
Global IT Services and Products
IT Services		9,135		13,648	307		33,780		46,986	1,056
BPO Services		1,438		1,545	35		4,740		5,810	131
India and AsiaPac IT Services and Products
Services		834		1035	23		2,679		3,549	80
Products		2,788		3,234	73		7,815		9,286	209
Consumer Care and Lighting		766		933	21		2,926		3,556	80
Others		624		665	15		1,915		2,460	55

Total		15,585		21,060	473		53,855		71,647	1,611

Gross profit		7,373		9,482	213		27,498		34,460	775
Operating expenses :
Selling and marketing expenses		(1,463)		(1,812)	(41)		(5,466)		(6,764)	(152)
General and administrative expenses		(1,055)		(1,400)	(31)		(3,744)		(5,239)	(118)
Research and development expenses		(73)		(61)	(1)		(274)		(202)	(5)
Amortization of intangible assets		(18)		(28)	(1)		(140)		(64)	(1)
Foreign exchange gains / (losses), net		196		212	5		(92)		(288)	(6)
Others, net		19		23	1		75		69	2

Operating Income		4,979		6,416	144		17,857		21,972	494
Loss on direct issue of stock by subsidiary		—		—	—		(207)		—	—
Other income, net		206		402	9		800		1,276	29
Equity in Earnings / (losses) of affiliates		25		55	1		158		288	6

Income before income taxes and minority interest		5,210		6,873	155		18,608		23,536	529
Income taxes		(723)		(898)	(20)		(2,694)		(3,265)	(73)
Minority interest		(14)		—	—		(81)		(1)	—

Net income	Rs.	4,473	Rs.	5,975	$134	Rs.	15,833	Rs.	20,270	$456

Earnings per equity share:
Basic		3.20		4.22	0.09		11.38		14.41	0.32
Diluted		3.18		4.16	0.09		11.29		14.24	0.32

Additional Information
Operating Income
IT Services		4,241		5,308	119	Rs.	14,817	Rs.	18,400	$414
Acquisitions		—		(18)	—		—		(2)	—
BPO Services		111		366	8		1,008		1,011	23

Global IT Services & Products		4,352		5,656	127		15,825		19,409	436
India & AsiaPac IT Services & Products		373		436	10		970		1,404	32
Consumer Care & Lighting		177		211	5		671		798	18
Others		84		113	3		466		488	11
Reconciling Items		(7)		—	—		(75)		(127)	(3)

Total		4,979		6,416	144	Rs.	17,857	Rs.	21,972	$494

WIPRO LIMITED & SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in millions, except share data and unless stated otherwise)

	As of March 31,
	2005		2006		2006
					Convenience
					translation into
					US$
			(unaudited)		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Rs.	5,671	Rs.	8,858	$199
Investments in liquid and short-term mutual funds		22,958		30,328	682
Accounts receivable, net of allowances		14,806		20,593	463
Costs and earnings in excess of billings on contracts in progress		2,740		4,336	97
Inventories		1,769		2,065	46
Deferred income taxes		242		194	4
Other current assets		2,950		5,463	123

Total current assets		51,136		71,837	1,615

Property, plant and equipment, net		13,201		17,777	400
Investments in affiliates		769		1,043	23
Deferred income taxes		209		30	1
Intangible assets, net		363		854	19
Goodwill		5,615		7,481	168
Other assets		782		1,244	28

Total assets	Rs.	72,075	Rs.	100,266	$2,254

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks	Rs.	564	Rs.	705	$16
Accounts Payable		3,713		4,146	93
Accrued expenses		3,882		6,601	148
Accrued employee cost		3,113		4,425	99
Advances from customers		1,280		1,616	36
Other current liabilities		2,135		3,614	81

Total current liabilities		14,687		21,107	475

Other liabilities		126		395	9

Total liabilities		14,813		21,502	483

Minority interest		533		—	—
Stockholders’ equity
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; issued and outstanding: 1,407,141,044 and 1,425,754,267 shares as of March 31, 2005 and 2006		1,407		2,851	64
Additional paid-in capital		13,273		16,521	371
Deferred stock compensation		(3,185)		(2,203)	(50)
Accumulated other comprehensive income / (loss)		96		434	10
Retained earnings		45,138		61,161	1,375
Equity shares held by a controlled Trust*: 7,893,060 and 7,869,060 shares as of March 31, 2005 and 2006		—		—	—

Total stockholders’ equity		56,729		78,764	1,771

Total liabilities and stockholders’ equity	Rs.	72,075	Rs.	100,266	$2,254

* Equity shares held by a controlled trust	Rs.	(75,000)	Rs.	(75,000)	$(1,686)